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                     December 14, 2023

       William Bardeen
       Chief Financial Officer
       The New York Times Company
       620 Eighth Ave
       New York, NY 10018

                                                        Re: The New York Times
Company
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2022
                                                            File No. 001-05837

       Dear William Bardeen:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                     Sincerely,


                     Division of Corporation Finance

                     Office of Manufacturing
       cc:                                              Tony Benten